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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      DIVERSIFIED FINANCIAL RESOURCES CORP.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                   25520Q 40 7
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                                 (CUSIP Number)

                                 April E. Frisby
                                 Weed & Co. LLP
                         4695 MacArthur Ct., Suite 1430
                             Newport Beach, CA 92660
                                 (949) 475-9086
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of the statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  25520Q 40 7

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
  (entities only).

   April E. Frisby
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)..........................................................................
   (b)..........................................................................
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3. SEC Use Only.................................................................
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4. Source of Funds (See Instructions)

   OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e). [ ].
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6. Citizenship or Place of Organization

   United States
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Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power:

   20,000 shares of common stock
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8. Shared Voting Power:

   200,000* shares of common stock
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9. Sole Dispositive Power:

   20,000 shares of common stock
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10. Shared Dispositive Power:

    200,000* shares of common stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    220,000 shares of common stock*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
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13. Percent of Class Represented by Amount in Row (11):

    8.2%**
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14. Type of Reporting Person (See Instructions):

    IN
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* 200,000 shares are owned by Weed & Co. LLP. As partner of Weed & Co. LLP,
April E. Frisby may be considered to be an indirect beneficial owner of the shares owned by Weed & Co. LLP.
**Based on approximately 2,681,323 shares outstanding on April 20, 2006 computed from the issuer's recent filings.



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CUSIP No.  25520Q 40 7

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).

   Weed & Co. LLP; 33-0990975
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)..........................................................................
   (b)..........................................................................
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3. SEC Use Only.................................................................
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4. Source of Funds (See Instructions)

   OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e). [ ].
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6. Citizenship or Place of Organization

   California
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Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

    200,000 shares of common stock
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8. Shared Voting Power:

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9. Sole Dispositive Power:

   200,000 shares of common stock
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10. Shared Dispositive Power:

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    200,000 shares of common stock

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

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13. Percent of Class Represented by Amount in Row (11):

    7.5%**
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14. Type of Reporting Person (See Instructions):

    PN
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**Based on approximately 2,681,323 shares outstanding on April 20, 2006 computed from the issuer's recent filings.



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ITEM 1.           Security and Issuer
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         Common Stock, No Par Value

         Diversified Financial Resources Corp.
         8765 Aero Dr., Suite 221
         San Diego, CA 92154

ITEM 2.           Identity and Background
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(a)-(c)
          April E. Frisby
          Attorney/Partner
          Weed & Co. LLP
          4695 MacArthur Ct., Suite 1430
          Newport Beach, CA 92660

          Richard O. Weed
          Attorney/Managing Partner
          Weed & Co. LLP
          4695 MacArthur Ct., Suite 1430
          Newport Beach, CA 92660

          Weed & Co. LLP
          4695 MacArthur Ct., Suite 1430
          Newport Beach, CA 92660
          Weed & Co. LLP is a law firm

         (d,e) Legal Proceedings:

           During the last five years, Ms. Frisby, Mr. Weed and Weed & Co. LLP have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           During the last five years, Ms. Frisby, Mr. Weed and Weed & Co. LLP have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

            Ms. Frisby and Mr. Weed-United States of America.
            Weed & Co. LLP is a California limited liability partnership.


ITEM 3.           Source and Amount of Funds or Other Consideration
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         On April 20, 2006, 200,000 shares were issued to Weed & Co. LLP by
Diversified Financial Resources Corp. (the "Company") in settlement of legal fees. Stock options to purchase 1,000,000 shares of common stock of the Company owned by Weed & Co. LLP were cancelled. April E. Frisby, a partner in Weed & Co. LLP, also owns 20,000 shares of common stock of the Company.


ITEM 4.           Purpose of Transaction
----------------------------------------

            Please see Item 3.



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ITEM 5.           Interest in Securities of the Issuer
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            (a) -(b) Based on approximately 2,681,323 shares outstanding on
            April 20, 2006, computed from the issuer's recent filings, Ms. Frisby may be deemed to own 220,000 shares of common stock of the Company, or 8.2% of the current outstanding, and Weed & Co. LLP owns 200,000 shares of common stock of the Company or 7.5% of the current outstanding. As a partner in Weed & Co. LLP, Ms. Frisby may be considered to be an indirect beneficial owner of the shares owned by Weed & Co. LLP. Richard O. Weed is also a partner in Weed & Co. LLP and may be considered to be an indirect beneficial owner of the shares owned by Weed & Co. LLP. Ms. Frisby has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all 20,000 shares of common stock owned by her. Weed & Co. LLP has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all 200,000 shares of common stock owned by it.
            (c) Not applicable.
            (d) Not applicable.
            (e) Not applicable.

ITEM 6.           Contracts, Arrangements, Understandings or Relationships with
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Respect to Securities of the Issuer
-----------------------------------

         None.

ITEM 7.           Material to Be Filed as Exhibits
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Exhibit A-Joint Filing Agreement



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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 1, 2006
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Date


/s/April E. Frisby
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Signature


April E. Frisby, Individual and Partner of Weed & Co. LLP
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Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.
1001)




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                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, no par value per share, of Diversified Financial Resources Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

            The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

Dated:      May 1, 2006


Weed & Co. LLP

By: /s/April E. Frisby
    ------------------------
Name: April E. Frisby
Title:  Partner




April E. Frisby

/s/April E. Frisby
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